DERMADOCTOR, LLC

1901 McGee Street

Kansas City, Missouri 64108

                    September 11, 2019

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Amanda Ravitz

   Office of Manufacturing and Construction

Re:	DERMAdoctor, LLC
Registration Statement on Form S-1
Filed May 2, 2018
File No. 333-224622

Dear Ms. Ravitz:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), DERMAdoctor, LLC (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-224622), together with all exhibits thereto, initially filed on May 21, 2018, as subsequently amended (collectively, the “Registration Statement”).

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for an initial public offering and not convert to a Delaware corporation, to be known as DERMAdoctor, Inc., as contemplated in the Registration Statement. The Company hereby confirms that the Registration Statement has not been declared effective, no securities have been or will be sold pursuant to the Registration Statement and that it has not converted to a corporation.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to me at the above-mentioned address, with a copy to Leslie Marlow, Gracin & Marlow, LLP, The Chrysler Building, 26th Floor, 405 Lexington Avenue, New York, New York, 10174, facsimile number (212) 208-4657.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

If you have any questions or need additional information, please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457 or Hank Gracin at (561) 926-7995.

Sincerely,

/s/ Jeff Kunin

Jeff Kunin, M.D.